PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632 Dated January 26, 2011
$9,081,620 Royal Bank of Canada Buffered Return Optimization Securities Linked to the S&P 500® Index due on January 31, 2013
Investment Description
Buffered Return Optimization Securities are senior unsecured debt securities issued by Royal Bank of Canada with returns linked to the performance of the S&P 500® Index (the “Index”) (each, a “Security” and collectively, the “Securities”). If the Index Return is positive, Royal Bank of Canada will repay the principal amount at maturity plus pay a return equal to two times the Index Return, up to the Maximum Gain of 17.07%. If the Index Return is zero or negative but the Index decline is less than 10%, Royal Bank of Canada will repay the full principal amount at maturity. If the Index Return is negative and the Index decline is more than 10%, Royal Bank of Canada will pay less than the full principal amount at maturity, resulting in a loss to investors that is equal to the Index decline in excess of 10%. Investing in the Securities involves significant risks. The Securities do not pay dividends or interest. You may lose 90% of your principal amount. The buffered downside market exposure applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of Royal Bank of Canada.  If Royal Bank of Canada were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

Features	Key Dates
❑        Enhanced Growth Potential— At maturity, the Securities enhance any positive Index Return up to the Maximum Gain. If the Index Return is negative, investors may be exposed to the negative Index Return at maturity.

❑        Buffered Downside Market Exposure— If the Index Return is zero or negative, but the Index decline is less than 10%, Royal Bank of Canada will repay the full principal amount at maturity. If the Index Return is negative and the Index decline is more than 10%, Royal Bank of Canada will pay less than the full principal amount at maturity resulting in a loss to investors that is equal to the Index decline in excess of 10%.  Accordingly, you could lose up to 90% of your initial investment. The buffered downside market exposure applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of Royal Bank of Canada.

Trade Date                                                                                      January 26, 2011
Settlement Date                                                                          January 31, 2011
Final Valuation Date1                                                              January 25, 2013
Maturity Date1                                                                              January 31, 2013
1          Subject to postponement in the event of a market disruption event and as described under “General Terms of the Notes — Payment at Maturity” in the accompanying product prospectus supplement no. UBS-ROS-2.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING INDEX, SUBJECT TO THE BUFFER AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF ROYAL BANK OF CANADA.  YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ IN THIS PRICING SUPPLEMENT AND UNDER ‘‘RISK FACTORS’’ IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT NO. UBS-ROS-2 BEFORE PURCHASING ANY SECURITIES.  YOU COULD LOSE UP TO 90% OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering
We are offering Buffered Return Optimization Securities Linked to the S&P 500® Index.  The return on the Securities is subject to, and will not exceed, the Maximum Gain.  The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The Maximum Gain for the Securities is listed below.

Underlying Index	Leverage Factor	Maximum Gain	Buffer	Index Starting Level	CUSIP	ISIN
S&P 500® Index	2	17.07%	10%	1,296.63	78009C191	US78009C1918
See “Additional Information about Royal Bank of Canada and the Securities” in this pricing supplement. The Securities will have the terms specified in the prospectus dated January 11, 2010, the prospectus supplement dated January 11, 2010, product prospectus supplement no. UBS-ROS-2 dated January 12, 2011 and this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement no. UBS-ROS-2.  Any representation to the contrary is a criminal offense.
	Price to Public(1)		Fees and Commissions(2)		Proceeds to Us
Offering of Securities	Total	Per Note	Total	Per Note	Total	Per Note
Securities Linked to the S&P 500® Index	$9,081,620	$10.00	$181,632.40	$0.20	$8,899,987.60	$9.80
(1) The price to the public includes the cost of hedging our obligations under the Securities through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-12 of the accompanying product prospectus supplement no. UBS-ROS-2.
(2) UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $0.20 per $10 principal amount Note.
The Securities will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Additional Information about Royal Bank of Canada and the Securities
You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010, relating to our Series D medium-term Securities of which these Securities are a part, and the more detailed information contained in product prospectus supplement no. UBS-ROS-2 dated January 12, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product prospectus supplement no. UBS-ROS-2, as the Securities involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦      Product prospectus supplement no. UBS-ROS-2 dated January 12, 2011:
                     http://www.sec.gov/Archives/edgar/data/1000275/000121465911000146/f16110424b5.htm

♦      Prospectus supplement dated January 11, 2010:
         http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

♦      Prospectus dated January 11, 2010:
         http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Royal Bank of Canada.

“Securities” as used herein refers to the Buffered Return Optimization Securities and shall refer to the term “Notes” as used in the accompanying prospectus supplement no. UBS-ROS-2.  The phrase “closing level of the Index” as used in this pricing supplement shall have the meaning set forth under “Index Closing Level”, as that term is defined in the accompanying product prospectus supplement no. UBS-ROS-2.

Investor Suitability
The Securities may be suitable for you if, among other considerations:

♦     You understand the risks inherent in an investment in the Securities, including the risk of loss of up to 90% of your investment.

♦     You can tolerate the loss of up to 90% of your initial investment and you are willing to make an investment that has similar downside market risk as the Index, subject to the Buffer at maturity.

♦     You believe the Index will appreciate over the term of the Securities and that the appreciation is unlikely to exceed the Maximum Gain of 17.07%.

♦     You understand and accept that your potential return is limited to the Maximum Gain of 17.07%.

♦     You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Index.

♦     You do not seek current income from your investment and are willing to forego dividends paid on the Index stocks.

♦     You are willing to hold the Securities to maturity, a term of two years, and accept that there may be little or no secondary market for the Securities.

♦     You are willing to assume the credit risk of Royal Bank of Canada for all payments under the Securities, and understand that if Royal Bank of Canada defaults on its obligations, you may not receive any amounts due to you including any repayment of principal.

The Securities may not be suitable for you if, among other considerations:

♦     You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of up to 90% of your investment.

♦     You require an investment designed to provide a full return of principal at maturity.

♦     You are not willing to make an investment that has the same downside market risk as an investment in the Index, subject to the Buffer at maturity.

♦     You believe that the level of the Index will decline during the term of the Securities, or you believe the Index will appreciate over the term of the Securities by a percentage that exceeds the Maximum Gain.

♦     You seek an investment that has unlimited return potential without a cap on appreciation.

♦     You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar or exceed the downside fluctuations in the level of the Index.

♦     You seek current income from this investment or prefer to receive the dividends paid on the Index stocks.

♦     You are unable or unwilling to hold the Securities to maturity, a term of two years, or you seek an investment for which there will be an active secondary market.

♦     You are not willing to assume the credit risk of Royal Bank of Canada for all payments under the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 6 of this pricing supplement and “Risk Factors” in the accompanying product prospectus supplement no. UBS-ROS-2 for risks related to an investment in the Securities.

Final Terms		Investment Timeline
Issuer:	Royal Bank of Canada	Trade Date:	The Index Starting Level is determined.
Issue Price:	$10 per Security (subject to a minimum purchase of 100 Securities or $1,000)
Term:	Two years	Maturity Date:
The Index Ending Level and Index Return are determined.

If the Index Return is positive, Royal Bank of Canada will pay you a cash payment per $10.00 Security that provides you with a return on your investment equal to the Index Return multiplied by 2, subject to the Maximum Gain. Your payment at maturity per $10.00 Security will be equal to:

$10 + ($10 x lesser of (2 x Index Return and Maximum Gain))

If the Index Return is zero or negative and the Index decline is less than the Buffer on the Final Valuation Date, Royal Bank of Canada will pay you a cash payment of $10.00 per $10.00 Security.

If the Index Ending Level is negative and the Index decline is more than the Buffer on the Final Valuation Date, Royal Bank of Canada will pay you a cash payment that is less than your initial investment of $10.00 per Security, resulting in a loss that is equal to the percentage decline of the Index in excess of the Buffer, and equal to:

$10.00 + ($10.00 x (Index Return + Buffer))

Index:	S&P 500® Index
Leverage Factor:	2
Maximum Gain:	17.07%
Buffer:	10%
Payment at Maturity (per $10):
If the Index Return is positive, Royal Bank of Canada will pay you:

$10 + ($10 x lesser of (2 x Index Return and Maximum Gain))

If the Index Return is zero or negative and the Index decline is less than the Buffer, Royal Bank of Canada will pay you:

$10

If the Index Return is negative and the Index decline is more than the Buffer,  Royal Bank of Canada will pay you:

$10 + ($10 x (Index Return + Buffer))

Accordingly, you may lose up to 90% of your investment.

Index Return:	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level:	The Index Closing Level on the Trade Date, which was 1,296.63.
Index Ending Level:	The Index Closing Level on the Final Valuation Date.	Under these circumstances, you may lose some of your principal amount.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 90% OF YOUR PRINCIPAL AMOUNT.  ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF ROYAL BANK OF CANADA.  IF ROYAL BANK OF CANADA WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks
An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product prospectus supplement no. UBS-ROS-2. We also urge you to consult your investment, legal, tax, accounting and other advisors before investing in the Securities.

Risks Relating to the Securities Generally

♦     Your Investment in the Securities May Result in a Loss:  The Securities differ from ordinary debt securities in that Royal Bank of Canada is not necessarily obligated to repay the full principal amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Index Return is negative and the Index decline is more than 10%, Royal Bank of Canada will pay you less than your principal amount at maturity resulting in a loss on your investment equal to the negative Index Return in excess of the 10% Buffer.  Accordingly, you could lose up to 90% of your investment in the Securities.

♦     Buffered Downside Market Exposure Applies Only if You Hold the Securities to Maturity: You should be willing to hold your Securities to maturity.  If you sell your Securities in the secondary market, you may have to sell them at a loss relative to your initial investment even if the Index level has not declined by more than the Buffer.

♦     The Leverage Factor Applies Only at Maturity:  You should be willing to hold your Securities to maturity.  If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full effect of the Leverage Factor and the return you realize may be less than the return of the Index, even if the Index return is positive and does not exceed the Maximum Gain.

♦     The Appreciation Potential of the Securities Is Limited to the Maximum Gain:  If the Index Return is positive, Royal Bank of Canada will pay you $10 per Security at maturity plus an additional return that will not exceed the Maximum Gain, regardless of the appreciation in the Index, which may be significant.  Therefore, your return on the Securities may be less than your return would be on a direct investment in the Index or in the component stocks of the Index.

♦     No Interest Payments: Royal Bank of Canada will not pay any interest with respect to the Securities.

♦     Credit Risk of Royal Bank of Canada:  The Securities are unsubordinated, unsecured debt obligations of the issuer, Royal Bank of Canada, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of Royal Bank of Canada to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of Royal Bank of Canada may affect the market value of the Securities and, in the event Royal Bank of Canada were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

♦     Certain Built-In Costs Are Likely to Adversely Affect the Value of the Securities Prior to Maturity:  While the payment at maturity described in this pricing supplement is based on the full principal amount of your Securities, the original issue price of the Securities includes UBS’s commission and the estimated cost of hedging our obligations under the Securities.  As a result, the price, if any, at which RBCCM, will be willing to purchase Securities from you in secondary market transactions, if at all, will likely be lower than the original issue price even when the level of the Index remains the same, and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from UBS’s commission and our hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Securities” below.  The Securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Securities to maturity.

♦     No Interest or Dividend Payments or Voting Rights:  Investing in the Securities is not equivalent to investing directly in any of the component securities of the Index. As a holder of the Securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities underlying the Index would have.

♦     Lack of Liquidity: The Securities will not be listed on any securities exchange.  RBCCM intends to offer to purchase the Securities in the secondary market, but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily.  Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which RBCCM is willing to buy the Securities.

♦     Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Securities, including hedging our obligations under the Securities.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦     Potentially Inconsistent Research, Opinions or Recommendations by RBCCM, UBS or Their Affiliates: RBCCM, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the equity securities included in the Index, and therefore the market value of the Securities.

♦     Tax Treatment: Significant aspects of the tax treatment of the Securities are uncertain.  You should consult your tax adviser about your tax situation.

♦     Potential Royal Bank of Canada Impact on Price:  Trading or transactions by Royal Bank of Canada or its affiliates in the equity securities composing the Index or in futures, options, exchange-traded funds or other derivative products on the equity securities underlying the Index may adversely affect the market value of the equity securities underlying the Index, the level of the Index and, therefore, the market value of the Securities.

♦     Many Economic and Market Factors Will Impact the Value of the Securities:  In addition to the level of the Index on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦     the expected volatility of the Index;

♦     the time to maturity of the Securities;

♦     the dividend rate on the equity securities composing the Index;

♦     interest and yield rates in the market generally, as well as in each of the markets of the equity securities included in the Index;

♦     a variety of economic, financial, political, regulatory or judicial events; and

♦     our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples and Return Table at Maturity
The following table and hypothetical examples below illustrate the payment at maturity per $10.00 Security for a hypothetical range of Index Returns from -100.00% to +100.00% and the Index Starting Level of 1,296.63, the Leverage Factor of 2 and the Maximum Gain of 17.07%. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Securities. The actual  payment at  maturity will be determined based on the Index Ending Level on the Final Valuation Date. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Example 1 – On the Final Valuation Date, the S&P 500® Index closes 2% above the Index Starting Level. Because the Index Return is 2%, Royal Bank of Canada will pay you two times the Index Return, or 4%, and the payment at maturity per $10 principal amount Security will be calculated as follows:

$10 + ($10 x 2% x 2) = $10 + $0.40 = $10.400

Example 2 – On the Final Valuation Date, the S&P 500® Index closes 40% above the Index Starting Level. Because two times the Index Return of 40% is more than the Maximum Gain of 17.07%, Royal Bank of Canada will pay you at maturity the Maximum Gain of 17.07%, or $11.707 per $10 principal amount Security.

Example 3 – On the Final Valuation Date, the S&P 500® Index closes 5% below the Index Starting Level. Because the Index Return is -5%, which is negative and the Index decline is less than 10%, Royal Bank of Canada will pay at maturity $10 per $10 principal amount Security (a zero percent return).

Example 4 – On the Final Valuation Date, the S&P 500® Index closes 40% below the Index Starting Level. Because the Index Return is -40%,  which is negative and the Index decline exceeds the 10% Buffer by 30%, Royal Bank of Canada will pay you at maturity a cash payment of $7 per $10 principal amount Security (a 30% loss), calculated as follows:

$10 + [$10 x (-40%+10%)] = $10 - $3 = $7.000

Hypothetical Ending Value	Percentage Change in the Index	Payment at Maturity ($)	Return on Securities (%)
2,593.26	100.000%	$ 11.707	17.07%
2,269.10	75.000%	$ 11.707	17.07%
1,944.95	50.000%	$ 11.707	17.07%
1,815.28	40.000%	$ 11.707	17.07%
1,685.62	30.000%	$ 11.707	17.07%
1,555.96	20.000%	$ 11.707	17.07%
1,413.33	9.000%	$ 11.707	17.07%
1,407.30	8.535%	$ 11.707	17.07%
1,361.46	5.000%	$ 11.000	10.00%
1,296.63	0.000%	$ 10.000	0.00%
1,231.80	-5.000%	$ 10.000	0.00%
1,166.97	-10.000%	$ 10.000	0.00%
1,037.30	-20.000%	$ 9.000	-10.00%
972.47	-25.000%	$ 8.500	-15.00%
907.64	-30.000%	$ 8.000	-20.00%
777.98	-40.000%	$ 7.000	-30.00%
648.32	-50.000%	$ 6.000	-40.00%
324.16	-75.000%	$ 3.500	-65.00%
0.00	-100.000%	$ 1.000	-90.00%

What Are the Tax Consequences of the Securities?
Set forth below is a summary of certain U.S. federal income tax consequences relating to an investment in the Securities.  The following summary is not complete and is qualified in its entirety by the discussion under the sections entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement, which you should carefully review prior to investing in the Securities.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a pre-paid cash-settled derivative contract in respect of the Index for U.S. federal income tax purposes, and the terms of the Securities require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Securities for all tax purposes in accordance with such characterization.  If the Securities are so treated, a holder should generally recognize capital gain or loss upon the sale or maturity of the Securities in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the Securities.  Alternative tax treatments are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of the Securities.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special "constructive ownership rules" of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Individual holders that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their U.S. federal income tax return. You are urged to consult your own tax advisor regarding such requirements with respect to the Securities.

S&P 500® Index
The S&P 500® Index is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the accompanying product prospectus supplement no. UBS-ROS-2 under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equities market. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  Ten main groups of companies compose the S&P 500® Index, and the ten main groups and the number of companies are included in each group as of January 26, 2011 indicated below: Consumer Discretionary (10.46%); Consumer Staples (10.35%); Energy (12.40%); Financials (16.01%); Health Care (10.76%); Industrials (11.10%); Information Technology (19.03%); Materials (3.64%); Telecommunication Services (2.98%); and Utilities (3.26%).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Market page “SPX <Index> <GO>” or from the S&P website at www.standardandpoors.com.

The graph below illustrates the weekly performance of the S&P 500® Index from January 31, 2000 to January 26, 2011. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.
Historical Performance Is Not An Indication of Future Performance
Source: Bloomberg L.P.  We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.
The S&P 500® Index closing level on January 26, 2011 was 1,296.63.

The information on the S&P 500® Index provided in this pricing supplement should be read together with the discussion under the heading “The S&P 500® Index” beginning on page PS-42 of the accompanying product prospectus supplement no. UBS-ROS-2. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Supplemental Plan of Distribution
We have agreed to indemnify UBS Financial Services Inc. and RBCCM against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. and RBCCM may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus.  We have agreed that UBS Financial Services Inc. may sell all or a part of the Securities that it will purchase from us to its affiliates at the price indicated on the cover of this pricing supplement, the document filed under Rule 424(b)(2) containing the final pricing terms of the Securities.

Subject to regulatory constraints and market conditions, RBCCM intends to offer to purchase the Securities in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and RBCCM and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.  See “Use of Proceeds and Hedging” beginning on page PS-12 of the accompanying product prospectus supplement no. UBS-ROS-2.

Terms Incorporated in Master Note
The terms appearing above under the captions “Final Terms” and “Determining Payment at Maturity” and the provisions in the accompanying product prospectus supplement no. UBS-ROS-2 under the caption “General Terms of Securities”, are incorporated into the master note issued to DTC, the registered holder of the Securities.